FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

February 18, 2010

Item 3

News Release

Issued February 18, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

Vancouver, Canada, February 18, 2010 - BlueLeaf Inc. of Drummondville, Quebec, Canada and Dynamotive Energy Systems Corp. (OTCBB: DYMTF, announce results today from two years of agricultural field trials of BlueLeaf using CQuest™ biochar from DynaMotive as a soil amendment. These trials were undertaken to experiment with biochar in a commercial farming operation. Char provided  by Dynamotive was applied once at the initiation of trials. They are also the first biochar field trials undertaken in northerly latitudes (45° north). Over eighty five parameters were verified during the course of these trials during a period of two years.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Vancouver, Canada, February 18, 2010 - BlueLeaf Inc. of Drummondville, Quebec, Canada and Dynamotive Energy Systems Corp. (OTCBB: DYMTF, announce results today from two years of agricultural field trials of BlueLeaf using CQuest™ biochar from DynaMotive as a soil amendment. These trials were undertaken to experiment with biochar in a commercial farming operation. Char provided  by Dynamotive was applied once at the initiation of trials. They are also the first biochar field trials undertaken in northerly latitudes (45° north). Over eighty five parameters were verified during the course of these trials during a period of two years.

Key results include increases in biomass produced with biochar amended soils versus non-treated control areas. In the case of soybean in 2008, a 20% increase in grain yield was shown and for a forage mixture in 2009 a 100% increase in fresh biomass was obtained. Other parameters showing increases with CQuest Biochar included earthworm, nematode and mycorrhizal root colonization, supporting the hypothesis that biochar may serve as a refuge for soil microbes. Surface soil water infiltration was also greater in biochar amended soil.

The results of these trials reinforce other research pointing to potentially important advantages for the use of biochar as an agricultural soil amendment, both for economic and environmental reasons. Barry Husk, President, Blue Leaf Inc. commented: “This study makes a significant contribution to the growing body of knowledge  regarding the  positive impacts that biochar can have as a soil amendment. “Tom Bouchard, Chief Operating Officer, Dynamotive added, “We are pleased that Barry and the BlueLeaf team  continued the study over a 2 year period. This enabled the collection of longer term data regarding how one relatively light application (at the initiation of the trials) of CQuest biochar behaves as a soil amendment under real world conditions.“

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

February 18, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

          News Release: February 18, 2010

BlueLeaf  Inc. and Dynamotive Announce 2nd Year Agricultural Field Trial Results

with DynaMotive’s  CQuest™ Biochar

Vancouver, Canada, February 18, 2010 - BlueLeaf Inc. of Drummondville, Quebec, Canada and Dynamotive Energy Systems Corp. (OTCBB: DYMTF, announce results today from two years of agricultural field trials of BlueLeaf using CQuest™ biochar from DynaMotive as a soil amendment. These trials were undertaken to experiment with biochar in a commercial farming operation. Char provided  by Dynamotive was applied once at the initiation of trials. They are also the first biochar field trials undertaken in northerly latitudes (45° north). Over eighty five parameters were verified during the course of these trials during a period of two years.

Key results include increases in biomass produced with biochar amended soils versus non-treated control areas. In the case of soybean in 2008, a 20% increase in grain yield was shown and for a forage mixture in 2009 a 100% increase in fresh biomass was obtained. Other parameters showing increases with CQuest Biochar included earthworm, nematode and mycorrhizal root colonization, supporting the hypothesis that biochar may serve as a refuge for soil microbes. Surface soil water infiltration was also greater in biochar amended soil.

The results of these trials reinforce other research pointing to potentially important advantages for the use of biochar as an agricultural soil amendment, both for economic and environmental reasons. Barry Husk, President, Blue Leaf Inc. commented: “This study makes a significant contribution to the growing body of knowledge  regarding the  positive impacts that biochar can have as a soil amendment. “Tom Bouchard, Chief Operating Officer, Dynamotive added, “We are pleased that Barry and the BlueLeaf team  continued the study over a 2 year period. This enabled the collection of longer term data regarding how one relatively light application (at the initiation of the trials) of CQuest biochar behaves as a soil amendment under real world conditions.“

Full details of the Blue Leaf Report is available at http://www.dynamotive.com/assets/resources/BlueLeaf-Biochar-FT0809.pdf

About Blue Leaf Inc.

BlueLeaf is a social purpose private corporation active in environment issues related to water and agriculture.

Contact:

Barry Husk, President

bhusk@blue-leaf.ca

www.blue-leaf.ca

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the Company's website www.dynamotive.com.

Contacts:

Email: news@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.